UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Blueknight Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

09625U109

(CUSIP Number)

Solus Alternative Asset Management LP
430 Park Avenue, 9th Floor
New York, New York 10022
Attention:	Colette Klisivitch,
Chief Compliance Officer

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Patrick D. Sweeney, Esq.

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09625U109

1.	Name of Reporting Persons: Solus Alternative Asset Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	1)	Sole Voting Power: 0

	2)	Shared Voting Power: 1,570,000 (1)

	3)	Sole Dispositive Power: 0

	4)	Shared Dispositive Power: 1,570,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

14.	Type of Reporting Person (See Instructions): IA

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

CUSIP No. 09625U109

15.	Name of Reporting Persons: Solus GP LLC

16.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

17.	SEC Use Only

18.	Source of Funds: AF

19.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

20.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially By Owned by Each Reporting Person With	5)	Sole Voting Power: 0

	6)	Shared Voting Power: 1,570,000 (1)

	7)	Sole Dispositive Power: 0

	8)	Shared Dispositive Power: 1,570,000 (1)

25.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

27.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

28.	Type of Reporting Person (See Instructions): OO

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC, as the general partner of Solus may also be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

CUSIP No. 09625U109

29.	Name of Reporting Persons: Christopher Pucillo

30.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

31.	SEC Use Only

32.	Source of Funds: AF

33.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

34.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each ReportingPerson With	9)	Sole Voting Power: 0

	10)	Shared Voting Power: 1,570,000 (1)

	11)	Sole Dispositive Power: 0

	12)	Shared Dispositive Power: 1,570,000 (1)

39.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

40.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):☐

41.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

42.	Type of Reporting Person (See Instructions): IN

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC (“Solus GP”), as the general partner of Solus, and Christopher Pucillo, as the managing member of Solus GP may also each be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

This Amendment No. 3 (this “Amendment”) reflects changes to the information in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2011 by Solus Alternative Asset  Management LP (“Solus”) a Delaware limited partnership registered with the SEC, Solus GP LLC (“Solus GP”), a Delaware limited liability company, which serves as the general partner to Solus, and Christopher Pucillo (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), the managing member of Solus GP, relating to the Common Units of Blueknight Energy Partners, L.P. (the “Issuer”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on Janaury 20, 2011 by the Reporting Persons with the SEC, and as further amended and/or supplemented by Amendment No. 2 to Schedule 13D filed on February 2, 2011 by the Reporting Persons with the SEC (as amended, the "Schedule 13D").  Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the first sentence of the fifth paragraph thereof.

Item 4 of the Schedule 13D is hereby further amended by inserting the following after the fifth paragraph thereof:

As described in Item 6 below, effective as of March 1, 2011, Solus entered into a Non-Disclosure Agreement (the “NDA”) with the Issuer and the General Partner, a copy of which is filed as Exhibit 99.6 hereto and is incorporated herein by reference. The NDA was entered into in anticipation of a meeting to be held on March 3, 2011 among the Issuer, General Partner, Solus and other major investors of the Issuer, to discuss the refinancing and recapitalization of Blueknight (the “Refinancing Meeting”).  Pursuant to the NDA, Solus agreed, among other things, to maintain confidential certain non-public information pertaining to the Issuer and its affiliates made available to Solus. A summary of the NDA is set forth in Item 6 below and is incorporated herein by reference.

The Refinancing Meeting took place on March 3, 2011 as scheduled.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following therein:

In anticipation of the Refinancing Meeting, effective as of March 1, 2011, Solus entered into the NDA with Issuer and the General Partner, pursuant to which Solus agreed, among other things, to maintain confidential certain non-public information pertaining to the Issuer and its affiliates made available to Solus.

In addition, Solus agreed that for a period of twenty (20) days from the date of the Refinancing Meeting, unless Issuer specifically consents in writing, Solus and its controlled affiliates will not, directly or indirectly, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, any sale (including any short-sale) or acquisition of any equity securities (or beneficial ownership thereof) or acquisition of assets of the Issuer or its controlled affiliates.

Item 7.  Material to Be Filed as Exhibits

Exhibit No	Description

99.1
Joint Filing Agreement, dated as of January 12, 2011, by and among Solus Alternative Asset Management LP, Solus GP LLC and Christopher Pucillo (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on January 12, 2011 by the Reporting Persons with the SEC)

99.2
Letter to Blueknight Energy Partners, L.P., dated January 12, 2011 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on January 12, 2011 by the Reporting Persons with the SEC)

99.3
Letter to Solus Alternative Asset Management LP, dated January 18, 2011 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on January 18, 2011 by the Issuer with the SEC)

99.4
Letter to Blueknight Energy Partners, L.P., dated January 19, 2011 (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed on January 20, 2011 by the Reporting Persons with the SEC)

99.5
Letter to Blueknight Energy Partners, L.P., dated February 2, 2011 (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed on February 2, 2011 by the Reporting Persons with the SEC)

99.6	Non-Disclosure Agreement, effective as of March 1, 2011, among Blueknight Energy Partners, L.P., Blueknight Energy Parnters G.P., L.L.C. and Solus Alternative Asset Management LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated:  March 4, 2011
SOLUS ALTERNATIVE ASSET MANAGEMENT LP

By: SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

/s/ Christopher Pucillo
CHRISTOPHER PUCILLO